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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to
SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Aastrom Biosciences, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Warrants to Purchase Common Stock
(Title of Class of Securities)

(CUSIP Numbers of Class of Securities)

Tim M. Mayleben
Chief Executive Officer
24 Frank Lloyd Wright Drive, P.O. Box
376, Ann Arbor, Michigan
(800) 556-0311
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Mitchell S. Bloom
Danielle M. Lauzon
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
Telephone: (617) 570-1000
Facsimile: (617) 523-1231

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,543,334.06	$291.47

*
The transaction valuation is estimated solely for the purposes of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended ("Rule 0-11"). The transaction valuation estimate assumes the exchange of all of the warrants of Aastrom Biosciences, Inc. issued in connection with its December 2010 public offering, and is based on the book value of the warrants as of June 27, 2012.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 by multiplying the estimated Transaction Valuation by one-fiftieth of one percent of the estimated value of the transaction.
☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $291.47
Filing Party: Aastrom Biosciences, Inc.
Form or Registration No.: Schedule TO
Date Filed: June 28, 2012
☐
Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

 INTRODUCTION

        This Amendment No. 1 ("Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 28, 2012 (as amended and supplemented to date, the "Schedule TO") by Aastrom Biosciences, Inc., a Michigan corporation ("Aastrom" or the "Company"), pursuant to Rule 13(e)-4 under the Securities Exchange Act of 1934, as amended, in connection with an offer to exchange (the "Exchange Offer") any warrant (the "Warrants") to purchase shares of common stock, no par value per share, of the Company issued in connection with the Company's December 2010 public offering, that is tendered and accepted, for shares of the Company's common stock. Aastrom is seeking to exchange any and all outstanding Warrants in the Exchange Offer.

        The Exchange Offer is made upon the terms and subject to the conditions set forth in the Company's offer to exchange, dated June 28, 2012 (the "Exchange Offer Statement"), and in the related Exchange Offer materials which are filed as Exhibits (a)(1), (a)(2), (a)(3), (a)(4), (a)(5) and (d)(1) to the Schedule TO (which the Exchange Offer and related Exchange Offer materials, as amended or supplemented from time to time, collectively constitute the "Offer Materials").

        This Schedule TO is intended to satisfy the reporting requirements of Rule 13(c)-4 under the Securities Exchange Act of 1934, as amended. Information set forth in the Offer Materials is expressly incorporated in this Amendment No. 1 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

        The Exchange Offer Statement and the Schedule TO, to the extent the Schedule TO incorporates by reference such information contained in the Exchange Offer Statement, are hereby amended to remove the following language from page 1 of the Exchange Offer Statement, appearing under the section entitled "Cautionary Statement Concerning Forward-Looking Statements": "within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")."

Item 4.    Terms of the Transaction.

        (a) The Exchange Offer Statement, the second paragraph of the Introduction to the Schedule TO and Item 4 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Exchange Offer Statement, are hereby amended to remove all references to the Exchange Offer being a "one time offer" as set forth in the second paragraph of the Introduction to the Schedule TO, the first paragraph on the first page of the Exchange Offer Statement, and the fifth paragraph on page 12 of the Exchange Offer Statement, appearing under the section entitled "The Exchange Offer."

        The Exchange Offer Statement and Item 4 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Exchange Offer Statement, are hereby amended to revise the sixth paragraph on page 17 of the Exchange Offer Statement, appearing under the section entitled "Conditions to the Exchange Offer," to read in its entirety as follows:

          "Notwithstanding any other provision of the Exchange Offer, we will not be required to accept any tendered Warrants, and we may terminate or amend the Exchange Offer, or postpone our acceptance of any tendered Warrants, if at any time on or after the commencement of the Exchange Offer and before the Expiration Date of the Exchange Offer, any of the following events has occurred, which shall be determined at the reasonable judgment of Aastrom:"

        The Exchange Offer Statement and Item 4 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Exchange Offer Statement, are hereby amended to revise subparagraph (e) on page 19 of the Exchange Offer Statement, appearing under the section entitled "Conditions to the Exchange Offer," to read in its entirety as follows:

          "(e) any change or changes shall have occurred in our business, condition (financial or other), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be material to us."

        The Exchange Offer Statement and Item 4 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Exchange Offer Statement, are hereby amended to revise the first full paragraph on page 19 of the Exchange Offer Statement, appearing under the section entitled "Conditions to the Exchange Offer," to read in its entirety as follows:

          "The foregoing conditions to the Exchange Offer are for our benefit and we may waive them at our reasonable discretion."

        The Exchange Offer Statement and Item 4 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Exchange Offer Statement, are hereby amended to revise the last sentence on the second full paragraph on page 19 of the Exchange Offer Statement, appearing under the section entitled "Conditions to the Exchange Offer," to read in its entirety as follows:

          "Any determination we make concerning the events described above will be final and binding upon all persons, except as finally determined in a subsequent judicial proceeding if the Company's determinations are challenged by shareholders."

Item 7.    Source and Amount of Funds or Other Consideration.

        (a) Item 7(a) of the Schedule TO is hereby amended and restated in its entirety as follows:

          "No funds will be used by the Company in connection with the Exchange Offer, other than funds needed to pay expenses of the Exchange Offer, including cash paid in lieu of fractional shares for Warrants tendered in the Exchange Offer. In the event the exchange of Warrants results in a fractional share of common stock to be issued, the Warrantholder will receive cash equal to the market value of such fractional share based on the closing price of our common stock on the day immediately preceding the Expiration Date. Assuming the exchange of all of the Warrants, we will need up to approximately $500 in cash to fund the fractional Warrant payment. We will use cash on hand to fund any such payments."

Item 10.    Financial Statements.

        (a) Item 10(a) of the Schedule TO is hereby amended to add the following section immediately following the first paragraph of Item 10(a):

  "Summary Consolidated Statements of Operations and Balance Sheets

          The following table sets forth summary historical consolidated financial information of Aastrom Biosciences, Inc. The historical financial information has been derived from our consolidated financial statements included in our Annual Report on Form 10-K and the Quarterly Reports on 10-Q for the periods specified:

Consolidated Statements of Operations

	Quarter Ended March 31,			Six Months Ended December 31, 2010
			Year Ended June 30, 2010		Year Ended December 31, 2011
	2011	2012
	(in thousands, except per share amounts)
Revenues	$9	$2	$89	$253	$18
Costs and expenses	$6,269	$8,560	$17,893	$11,876	$29,058
Loss from operations	$(6,260)	$(8,558)	$(17,804)	$(11,623)	$(29,040)
Other income (expense)	$1,272	$(897)	$3,246	$(7,465)	$9,372
Net loss	$(4,988)	$(9,455)	$(14,558)	$(19,088)	$(19,668)
Accretion of convertible preferred stock	$—	$289	$—	$—	$—
Net loss attributable to common shareholders	$(4,988)	$(9,744)	$(14,558)	$(19,088)	$(19,668)
Net loss per share attributable to common shareholders (Basic and Diluted)	$(0.13)	$(0.25)	$(0.59)	$(0.65)	$(0.51)
Weighted average number of common shares outstanding (Basic and Diluted)	38,617	38,742	24,729	29,186	38,627

Consolidated Balance Sheets

			December 31,
	March 31, 2012	June 30, 2010
			2010	2011
	(in thousands, except per share amounts)
Current assets	$37,197	$19,518	$31,699	$6,175
Total assets	$38,664	$20,531	$32,827	$7,739
Total current liabilities	$22,347	$5,671	$29,864	$20,670
Total liabilities	$22,376	$5,750	$29,905	$20,710
Series B preferred stock	$38,012	$—	$—	$—
Shareholders' equity (deficit)	$(21,724)	$14,781	$2,922	$(12,971	)"

        (b)   The Exchange Offer Statement and Item 10(b) of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Exchange Offer Statement, are hereby amended add the following section to the Exchange Offer Statement under the section entitled "Pro Forma Financial Information (Unaudited)."

  "Ratio of Earnings to Fixed Charges (Unaudited)

        The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Fixed charges consist of interest expense, accretion of preferred stock dividends, and the estimated portion of rental expense deemed by Aastrom to be representative of the interest factor of rental payments under operating leases. Our ratio of earnings to fixed charges for the quarter ended March 31, 2012, year ended June 30, 2010, six months ended December 31, 2010 and year ended December 31, 2011 were as follows:

			December 31,
	March 31, 2012	June 30, 2010
			2010	2011
	(in thousands, except per share amounts)
Loss before income taxes	$(9,455)	$(14,558)	$(19,088)	$(19,668)
Fixed charges	390	432	188	376
Loss before income taxes and fixed charges	$(9,065)	$(14,126)	$(18,900)	$(19,292)
Fixed charges	390	432	188	376
RATIO OF EARNINGS TO FIXED CHARGES	— (a)	— (a)	— (a)	— (a)

(a)
Earnings were inadequate to cover fixed charges by $9,845 for the quarter ended March 31, 2012, $14,990 for the year ended June 30, 2010, $19,276 for six months ended December 31, 2010 and $20,044 for the year ended December 31, 2011."

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Aastrom Biosciences, Inc.
Date: July 13, 2012
	By:	/s/ TIM M. MAYLEBEN Name: Tim M. Mayleben Title: Chief Executive Officer and President

 INDEX TO EXHIBITS

(a)(1)*	Exchange Offer, dated June 28, 2012.
(a)(2)*	Form of Letter of Transmittal and Instructions.
(a)(3)*	Form of Notice of Withdrawal.
(a)(4)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)*	Press Release, dated June 27, 2012, filed as Exhibit 99.1 to the Company's Report on Form 8-K, filed on June 27, 2012, incorporated herein by reference.
(d)(1)*	Form of Warrant Exchange Agreement, dated June 27, 2012, filed as Exhibit 10.1 to the Company's Report on Form 8-K, filed on June 27, 2012, incorporated herein by reference.

*
Previously filed.

QuickLinks

INTRODUCTION
  Item 4. Terms of the Transaction.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 10. Financial Statements.
SIGNATURES
INDEX TO EXHIBITS